Sub-Item 77c: Submission of matters to a vote of security holders:

The annual meeting of the shareholders of BMC Fund, Inc. (the "Fund") was held
February 25, 2006.

The following eleven individuals were elected directors and all were in office at April 30, 2006, except Lawrence Z. Crockett, who is deceased:

Paul H. Broyhill
James T. Broyhill
William E. Cooper
Lawrence Z. Crockett
Jan E. Gordon
Allene B. Heilman
Gene A. Hoots
Brent B. Kincaid
Michael G. Landry
L. Glenn Orr, Jr.
John S. Little

There was no other business voted upon at the Annual Meeting of Shareholders.